

Mail Stop 3561

October 26, 2016

W. Rodney McMullen
Chairman of the Board and Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

> **Re:    The Kroger Co.**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Response Dated October 4, 2016**
> **File No. 1-00303**

Dear Mr. McMullen:

We have reviewed your October 4, 2016 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

Notes to Consolidated Financial Statements

Note 1. Accounting Policies

Segments, page 46

1.    We have reviewed your response to comment 1 as well as the additional information regarding your operating divisions provided supplementally on October 19, 2016.  You indicate in your correspondence that operating divisions are organized around geographical areas.  However, it appears C-Stores represent a separate operating division and, according to the Kroger fact book, C-Stores span 18 states.  Likewise, it appears Fred Meyer Jewelers represents a separate operating division from the Fred Meyer stores operating division; yet Fred Meyer Jewelers tend to be housed within Fred Meyer store locations as well as shopping malls.  It appears further elaboration in your proposed

disclosures regarding the basis of organization of operating divisions/segments may be warranted.  Please advise.

2.      Please upload to EDGAR a copy of the tabular information regarding your operating divisions that you provided supplementally on October 19, 2016.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products